United States securities and exchange commission logo





                             June 9, 2020

       Christopher S. Ripley
       President and Chief Executive Officer
       Sinclair Broadcast Group, Inc.
       10706 Beaver Dam Road
       Hunt Valley, MD 21030

                                                        Re: Sinclair Broadcast
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 10-Q for the
Quarter Ended March 31, 2020
                                                            Form 8-K filed May
6, 2020
                                                            File No. 000-26076

       Dear Mr. Ripley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 51

   1. In your Form 8-K filed May 6, 2020, you make references to Adjusted EBITDA and indicate that the
non-GAAP measure is used in computing the Company's ability to borrow under your Bank
Credit Agreement. If the calculation of Adjusted EBITDA is a material term of your
Bank Credit Agreement and information about that covenant is material to an
investor's understanding of your financial condition or liquidity, please revise your MD&A in
future filings to disclose measures calculated pursuant to the covenant. Please refer
to Question 102.09 of the Non-GAAP Financial Measures
                                                        Compliance &
Disclosures Interpretations
                                                        at
https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
 Christopher S. Ripley
Sinclair Broadcast Group, Inc.
June 9, 2020
Page 2



Form 8-K filed May 6, 2020

Exhibt 99.1
Reconciliation of Non-GAAP Measurements - Unaudited, page 12

2. Your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. In future filings please revise the title of this non-GAAP measure to distinguish it from EBITDA as commonly defined. Furthermore, although you consider EBITDA to be an measure of operating performance, your calculations of
         EBITDA and Adjusted EBITDA exclude charges or liabilities that require cash settlement. If you consider these measures to be both liquidity and operating performance measures, please revise to disclose that fact and also reconcile your non-GAAP liquidity measures to the most directly comparable GAAP liquidity measures. Refer to
         Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosures
         Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameChristopher S. Ripley                      Sincerely,
Comapany NameSinclair Broadcast Group, Inc.
                                                             Division of
Corporation Finance
June 9, 2020 Page 2                                          Office of
Technology
FirstName LastName